Exhibit 12.1

FREEPORT-McMoRan COPPER & GOLD INC.

Computation of Ratio of Earnings
to Fixed Charges:

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(In Thousands)
Income from continuing operations	$1,456,509	$995,127	$202,267	$181,660	$164,654
Add:
Provision for income taxes	1,201,175	915,068	330,680	338,053	245,518
Cumulative effect of accounting
changes, net	-	-	-	15,593	3,049
Equity in PT Smelting (earnings) losses	(6,490)	(9,302)	(2,045)	(5,609)	4,181
Minority interests’ share of net income	168,187	126,743	41,437	48,469	36,441
Interest expense, net	75,587	131,639	148,103	197,017	171,209
Rental expense factor	1,800	1,697	1,342	1,027	-
Earnings available for fixed charges	$2,896,768	$2,160,972	$721,784	$776,210	$625,052

Interest expense, net	$75,587	$131,639	$148,103	$197,017	$171,209
Capitalized interest	10,824	4,132	2,860	2,994	12,245
Rental expense factor (a)	1,800	1,697	1,342	1,027	-
Fixed charges	$88,211	$137,468	$152,305	$201,038	$183,454

Ratio of earnings to fixed charges (b)	32.8x	15.7x	4.7x	3.9x	3.4x

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends:
	Years Ended December 31,
	2006	2005	2004	2003	2002
	(In Thousands)
Income from continuing operations	$1,456,509	$995,127	$202,267	$181,660	$164,654
Add:
Provision for income taxes	1,201,175	915,068	330,680	338,053	245,518
Cumulative effect of accounting
changes, net	-	-	-	15,593	3,049
Equity in PT Smelting (earnings) losses	(6,490)	(9,302)	(2,045)	(5,609)	4,181
Minority interests’ share of net income	168,187	126,743	41,437	48,469	36,441
Interest expense, net	75,587	131,639	148,103	197,017	171,209
Rental expense factor	1,800	1,697	1,342	1,027	-
Earnings available for fixed charges	$2,896,768	$2,160,972	$721,784	$776,210	$625,052

Interest expense, net	$75,587	$131,639	$148,103	$197,017	$171,209
Capitalized interest	10,824	4,132	2,860	2,994	12,245
Rental expense factor (a)	1,800	1,697	1,342	1,027	-
Preferred dividends	116,127	128,172	103,108	60,045	69,179
Fixed charges	$204,338	$265,640	$255,413	$261,083	$252,633

Ratio of earnings to fixed charges (c)	14.2x	8.1x	2.8x	3.0x	2.5x

(a)	Portion of rent deemed representative of an interest factor.
(b)
For purposes of this calculation, earnings consist of income from continuing operations before income taxes, minority interests and fixed charges. Fixed charges include interest and that portion of rent deemed representative of interest.

(c)	For purposes of this calculation, we assume that our preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements.